UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

(Rule 13d-101 Information to Be Included In Statements Filed Pursuant To
Rule 13d-1(a) and Amendments Thereto Filed Pursuant to Rule 13d-2(a))

Under the Securities Exchange Act of 1934
(Amendment No. 9)*

The Providence Service Corporation
(Name of Issuer)

Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)

743815102
(CUSIP Number)

Eric S. Gray 13401 Railway Drive Oklahoma City, Oklahoma 73114 (405) 752-8802
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 21, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 743815102

1.	Names of Reporting Persons: 73114 Investments, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: Oklahoma, United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	0
	8.	Shared Voting Power	0
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0
12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row 11: 0.0%
14.	Type of Reporting Person (See Instructions): OO

Schedule 13D

Page 2 of 9 Pages

CUSIP No. 743815102

1.	Names of Reporting Persons: Avalon Correctional Services, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: Oklahoma, United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	0
	8.	Shared Voting Power	0
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0
12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row 11: 0.0%
14.	Type of Reporting Person (See Instructions): CO

Schedule 13D

Page 3 of 9 Pages

CUSIP No. 743815102

1.	Names of Reporting Persons: Donald E. and Tiffany Smith, Joint Tenants
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds PF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	7,200
	8.	Shared Voting Power	0
	9.	Sole Dispositive Power	7,200
	10.	Shared Dispositive Power	0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 7,200
12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row 11: 0.1%
14.	Type of Reporting Person (See Instructions): IN

Schedule 13D

Page 4 of 9 Pages

CUSIP No. 743815102

1.	Names of Reporting Persons: Michael Bradley
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds PF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	1,000
	8.	Shared Voting Power	0
	9.	Sole Dispositive Power	1,000
	10.	Shared Dispositive Power	0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,000
12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row 11: 0.1%
14.	Type of Reporting Person (See Instructions): IN

Schedule 13D

Page 5 of 9 Pages

CUSIP No. 743815102

1.	Names of Reporting Persons: Eric S. Gray
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds PF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	1,000
	8.	Shared Voting Power	0
	9.	Sole Dispositive Power	1,000
	10.	Shared Dispositive Power	0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,000
12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row 11: 0.1%
14.	Type of Reporting Person (See Instructions): IN

Schedule 13D

Page 6 of 9 Pages

This Amendment No. 9 (this “Ninth Amendment”) to Schedule 13D is filed on behalf of the Filing Parties named in the Prior 13D with the Securities and Exchange Commission (the “Commission”) with respect to the Common Stock, par value $0.001 per share (the “Common Stock”), of The Providence Service Corporation, a Delaware corporation (the “Issuer”).  This Ninth Amendment amends the initial statement on Schedule 13D filed by the Filing Parties on November 7, 2008 (the “Original 13D”), Amendment No. 1 thereto filed on January 22, 2009 (“Amendment No. 1”), Amendment No. 2 thereto filed on February 13, 2009 (“Amendment No. 2”), Amendment No. 3 thereto filed on February 23, 2009 (“Amendment No. 3”), Amendment No. 4 thereto filed on March 2, 2009 (“Amendment No. 4”), Amendment No. 5 thereto filed on May 1, 2009 (“Amendment No. 5”), Amendment No. 6 thereto filed on May 20, 2009 (“Amendment No. 6”), Amendment No. 7 thereto filed on June 18, 2009 (“Amendment No. 7”), and Amendment No. 8 thereto filed on July 20, 2009 (“Amendment No. 8” and with the Original 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7 and Amendment No. 8, the “Prior 13D”).  Unless otherwise indicated, all capitalized terms used but not defined herein shall have the same meaning ascribed to them in the Prior 13D.  Except as indicated herein, the information set forth in the Prior 13D remains unchanged.

Item 5.    Interest in Securities of the Issuer

Item 5 is hereby amended and restated in the following respects:

(a)-(b) The aggregate number of shares of Common Stock and percentage of the outstanding Common Stock of the Issuer beneficially owned (i) by each of the Filing Parties, and (ii) to the knowledge of the Filing Parties, by each other person who may be deemed to be a member of the group, is as follows:

Filing Party	Aggregate Number of Shares	Number of Shares: Sole Power to Vote or Dispose	Number of Shares: Shared Power to Vote or Dispose	Approximate Percentage*
Donald E. Smith and Tiffany Smith	7,200	7,200	0	0.1%
Michael Bradley	1,000	1,000	0	0.1%
Eric S. Gray	1,000	1,000	0	0.1%
73114 Investments, L.L.C.	0	0	0	0.0%
Avalon Correctional Services, Inc.	0	0	0	0.0%

*  Based on 12,855,091 shares of Common Stock outstanding as of May 4, 2009, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2009.

Schedule 13D

Page 7 of 9 Pages

Each of the Smiths, Bradley and Gray disclaims beneficial ownership of the securities held by the other individual Filing Parties.  73114 and Avalon disclaim beneficial ownership of the securities held by the other Filing Parties.

(c) On July 16, 2009, 73114 sold 1,082,679 shares of Common Stock at a price of $10.40 per share of Common Stock.

In addition, on July 21, 2009, 73114 sold 1,210,216 shares of Common Stock at a price of $10.00 per share of Common Stock.

Other than these transactions, the Filing Parties effected no transactions in the Common Stock during the past 60 days.

(d) No change.

(e) The Filing Parties ceased to be the beneficial owner of more than 5% of the Common Stock on July 21, 2009.

Schedule 13D

Page 8 of 9 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: July 22, 2009	/s/ Donald E. Smith
Donald E. Smith, for himself and as attorney-in-fact
for Tiffany Smith, Eric S. Gray and Michael Bradley

73114 Investments, L.L.C.

By: /s/ Donald E. Smith
Donald E. Smith, Chief Executive Officer

Avalon Correctional Services, Inc.

By: /s/ Donald E. Smith
Donald E. Smith, Chief Executive Officer

Schedule 13D

Page 9 of 9 Pages